Exhibit 99.1

2017-03-21

PRESS RELEASE

Oasmia intends to issue convertible to replace current convertible loan

Uppsala, Sweden March 21st, 2017 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) intends to issue a new convertible loan to replace the convertible loan (2016:1) in the total nominal amount SEK 28 million, which matures 14 April 2017, through a directed issue to current holders of 2016:1 convertibles (issued in April 2016), with right of set-off, and, if needed, to a limited group of investors.

The Company’s intention is that the terms of the new convertibles, with market term adjustments, principally shall correspond to the terms of the convertibles issued in 2016, which matures 14 April 2017. The conversion rate will be determined in connection with the issue resolution around 14 April 2017. The Board of Directors intend to ensure that the terms of the convertible instruments corresponds to fair market standards by means of a book building process. The Company intends to issue 28 new convertibles each with a nominal value of SEK 1 million per convertible, which means that the total nominal value correspond to that of the convertible loan 2016:1. The new convertibles is intended to be paid for primarily by means of partial set-off of claims on the Company relating to convertibles 2016:1, where the nominal value will be set-off but accrued interest will be settled in cash by the Company, and secondly by means of cash payment.

The new issue are subject to a resolution by the Board of Directors of Oasmia, pursuant to the authorisation granted by the Annual General Meeting held on 26 September 2016, to issue new convertible instruments. The reason for the intended deviation from the shareholders’ preferential rights by a directed issue is the opinion of the Board of Directors that it is appropriate to enable for current convertible holders to reinvest in Oasmia on fair market terms and that it thereby is possible for the Company to issue a new convertible loan if needed to a limited group of investors, in significantly shorter time and to significantly lower costs than if these are directed to and placed with current shareholders.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel : +4618 – 50 54 40

E-mail: press@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important Information

Issuance, publication or distribution of this press release in Canada, Japan, Australia, New Zeeland, South Africa, Hong Kong and Singapore and certain other jurisdictions could be unlawful. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on 21 March 2017.